SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------
                                Amendment No. 2
                                       to
                                 SCHEDULE 14D-1
               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                             -----------------------

                         AMERICAN REPUBLIC REALTY FUND I
                            (Name of Subject Company)

                              MP VALUE FUND 5, LLC
                                MORAGA FUND, L.P.
                     MACKENZIE PATTERSON SPECIAL FUND, L.P.
              ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD.

                                    (Bidders)

                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)
                             -----------------------
                                               Copy to:
C.E. Patterson                                 Paul J. Derenthal, Esq.
MacKenzie Patterson, Inc.                      Derenthal & Dannhauser
1640 School Street                             One Post Street, Suite 575
Moraga, California  94556                      San Francisco, California  94104
(925) 631-9100                                 (415) 981-4844

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

             This  Amendment No. 2 to Schedule  14D-1 amends the  Schedule 14D-1 filed February 12, 1999 and the Schedule 14D-1/A filed March 15, 1999, (the "Schedule") by the Bidders identified on the cover page (together the "Purchasers"), as set forth below. Terms not otherwise defined herein have the meanings ascribed to them in the Schedule and exhibits thereto.

             This Amendment is the final amendment to the Schedule filed to report the termination of the Offer and its results. The Offer terminated on March 19, 1999. The Offer resulted in the tender by Unit holders, and acceptance for payment by the Purchasers, of a total of 357 Units. The
Purchasers now own a total of 1,208 Units, or approximately 11% of the total outstanding number of Units.




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



                                   SIGNATURES


             After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      April 4, 1999

MP VALUE FUND 5, LLC

By MacKenzie Patterson, Inc., Manager

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President

MORAGA FUND, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President

MACKENZIE PATTERSON SPECIAL FUND, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President

ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President


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